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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934


                             (Amendment No. 1)


                         THE ADAMS EXPRESS COMPANY
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                 006212104
                              (CUSIP Number)

                             December 31, 1999
          (Date of Event which Requires Filing of this Statement)




     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [ ]   Rule 13d-1(b)

               [x]   Rule 13d-1(c)

               [ ]   Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 006212104              SCHEDULE 13G                Page 2 of 14


 1    Name of Reporting Person                          Erik E. Bergstrom

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [x]

 3    SEC USE ONLY

 4    Citizenship or Place of Organization                            USA

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                    6    Shared Voting Power                    3,519,240

                    7    Sole Dispositive Power                         0

                    8    Shared Dispositive Power               3,519,240

  9    Aggregate Amount Beneficially Owned by
       Each Reporting Person                                    3,519,240

 10    Check Box if the Aggregate Amount in Row (9) Excludes
       Certain Shares                                                 [x]*

 11    Percent of Class Represented by Amount in Row 9               6.5%

 12    Type of Reporting Person                                        IN


*See response to Item 4.

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CUSIP No. 006212104              SCHEDULE 13G                Page 3 of 14


 1    Name of Reporting Person             Erik E. Bergstrom Living Trust
                                                        U/A Dated 12/6/74
      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [x]

 3    SEC USE ONLY

 4    Citizenship or Place of Organization                     California

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                    6    Shared Voting Power                      840,500

                    7    Sole Dispositive Power                         0

                    8    Shared Dispositive Power                 840,500

  9    Aggregate Amount Beneficially Owned by
       Each Reporting Person                                      840,500

 10    Check Box if the Aggregate Amount in Row (9) Excludes
       Certain Shares                                                 [ ]

 11    Percent of Class Represented by Amount in Row 9               1.6%

 12    Type of Reporting Person                                        OO


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CUSIP No. 006212104              SCHEDULE 13G                Page 4 of 14


 1    Name of Reporting Person                         Edith H. Bergstrom

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [x]

 3    SEC USE ONLY

 4    Citizenship or Place of Organization                            USA

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                    6    Shared Voting Power                        4,800

                    7    Sole Dispositive Power                         0

                    8    Shared Dispositive Power                   4,800

  9    Aggregate Amount Beneficially Owned by
       Each Reporting Person                                        4,800

 10    Check Box if the Aggregate Amount in Row (9) Excludes Certain
       Shares                                                         [ ]

 11    Percent of Class Represented by Amount in Row 9               0.0%

 12    Type of Reporting Person                                        IN


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CUSIP No. 006212104              SCHEDULE 13G                Page 5 of 14


 1    Name of Reporting Person            Edith H. Bergstrom Living Trust
                                                        U/A Dated 12/6/74
      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [x]

 3    SEC USE ONLY

 4    Citizenship or Place of Organization                     California

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                    6    Shared Voting Power                        4,800

                    7    Sole Dispositive Power                         0

                    8    Shared Dispositive Power                   4,800

  9    Aggregate Amount Beneficially Owned by
       Each Reporting Person                                        4,800

 10    Check Box if the Aggregate Amount in Row (9) Excludes
       Certain Shares                                                 [ ]

 11    Percent of Class Represented by Amount in Row 9               0.0%

 12    Type of Reporting Person                                        OO


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CUSIP No. 006212104              SCHEDULE 13G                Page 6 of 14


 1    Name of Reporting Person                 Federal United Corporation

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [x]

 3    SEC USE ONLY

 4    Citizenship or Place of Organization                       Delaware

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                    6    Shared Voting Power                      155,000

                    7    Sole Dispositive Power                         0

                    8    Shared Dispositive Power                 155,000

  9    Aggregate Amount Beneficially Owned by Each
       Reporting Person                                           155,000

 10    Check Box if the Aggregate Amount in Row (9) Excludes
       Certain Shares                                                 [ ]

 11    Percent of Class Represented by Amount in Row 9               0.3%

 12    Type of Reporting Person                                        CO


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CUSIP No. 006212104              SCHEDULE 13G                Page 7 of 14


 1    Name of Reporting Person                       Erik E. and Edith H.
                                               Bergstrom Foundation, Inc.

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [x]

 3    SEC USE ONLY

 4    Citizenship or Place of Organization                     California

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                    6    Shared Voting Power                    2,490,000

                    7    Sole Dispositive Power                         0

                    8    Shared Dispositive Power               2,490,000

  9    Aggregate Amount Beneficially Owned by
       Each Reporting Person                                    2,490,000

 10    Check Box if the Aggregate Amount in Row (9) Excludes
       Certain Shares                                                 [ ]

 11    Percent of Class Represented by Amount in Row 9               4.6%

 12    Type of Reporting Person                                        CO


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CUSIP No. 006212104              SCHEDULE 13G                Page 8 of 14


 1    Name of Reporting Person                             Sharon's Trust

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group           (a)  [ ]
                                                                 (b)  [x]

 3    SEC USE ONLY

 4    Citizenship or Place of Organization                     California

   NUMBER OF        5    Sole Voting Power                              0
     SHARES
  BENEFICIALLY
 OWNED BY EACH
   REPORTING
  PERSON WITH
                    6    Shared Voting Power                       33,740

                    7    Sole Dispositive Power                         0

                    8    Shared Dispositive Power                  33,740

  9    Aggregate Amount Beneficially Owned by
       Each Reporting Person                                       33,740

 10    Check Box if the Aggregate Amount in Row (9) Excludes
       Certain Shares                                                 [ ]

 11    Percent of Class Represented by Amount in Row 9               0.1%

 12    Type of Reporting Person                                        OO


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CUSIP No. 006212104              SCHEDULE 13G                Page 9 of 14


        Item 1(a).  Name of Issuer:

                    The Adams Express Company

        Item 1(b).  Address of Issuer's Principal Executive Offices:

                    Seven St. Paul Street, Suite 1140, Baltimore,
                    Maryland 21202

        Item 2(a).  Names of Persons Filing:

                    Erik E. Bergstrom
                    Erik E. Bergstrom Living Trust U/A Dated 12/6/74 Edith H. Bergstrom
                    Edith H. Bergstrom Living Trust U/A Dated 12/6/74 Federal United Corporation
                    Erik E. and Edith H. Bergstrom Foundation, Inc.
                    Sharon's Trust

        Item 2(b).  Address of Principal Business Office or, if none,
                    Residence:

                    The business address of Erik E. Bergstrom, Erik
                    E. Bergstrom Living Trust U/A Dated 12/6/74,
                    Edith H. Bergstrom, Edith H. Bergstrom Living Trust U/A Dated 12/6/74, and Federal United Corporation is P.O. Box 126, Palo Alto, California 94302. The business address of the Erik E. and Edith H. Bergstrom Foundation, Inc. is P.O. Box 520, Palo Alto, California 94302. The business address of Sharon's Trust is 13781 Strubel's Lane, Grass Valley, California 95949.

        Item 2(c).  Citizenship:

                    See Item(s) 4 to cover page.

        Item 2(d).  Title of Class of Securities:

                    Common Stock

        Item 2(e).  CUSIP Number:

                    006212104

        Item 3.If this statement is filed pursuant to Sections
               240.13d-1(b) or 240.13d-2(b) or (c), check whether
               the person filing is a:

           (a) [] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

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CUSIP No. 006212104              SCHEDULE 13G                Page 10 of 14


           (b) [] Bank as defined in section 3(a)(6) of the Act (15
           U.S.C. 78c).

           (c) [] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

           (d) [] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

           (e) [] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

           (f) [] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

           (g) [] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

           (h) [] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

           (i) [] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

           (j) [] Group, in accordance with Section
           240.13d-1(b)(1)(ii)(J).

           If this statement is filed pursuant to Section
           240.13d-1(c), check this box.  [x]

        Item 4.Ownership.

                    The following table specifies as of January 14, 2000 the number of shares of Common Stock as to which each person named in Item 2(a) has sole or shared power to vote or direct the vote or to dispose or direct the disposition, as well as the percentages such shares constitute of the Common Stock reported to be outstanding as of December 31, 1999.



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CUSIP No. 006212104              SCHEDULE 13G                Page 11 of 14

                      Sole Voting     Shared                     Percentage
                          and       Voting and      Aggregate        of
                      Dispositive  Dispositive      Number of    Outstanding
            Name<F1>     Power        Power          Shares         Shares
            ----      -----------  -----------      ---------    -----------

Erik E.	Bergstrom          0        3,519,240<F2>   3,519,240<F2>   6.5%<F2>

Erik E. Bergstrom          0          840,500         840,500       1.6%
Living Trust U/A
Dated 12/6/74

Edith H. Bergstrom         0            4,800<F3>       4,800<F3>   0.0%<F3>

Edith H. Bergstrom         0            4,800           4,800       0.0%
Living Trust U/A
Dated 12/6/74

Federal United             0          155,000         155,000       0.3%
Corporation

Erik E. and Edith H.       0        2,490,000       2,490,000       4.6%
Bergstrom Foundation, Inc.

Sharon's Trust             0           33,740          33,740       0.1%

   ________________________

   <F1> The reporting persons may be deemed to be members of a
        "group" within the meaning of Section 13(d)(3) of the Act and the rules and regulations thereunder. Membership in such a group is hereby disclaimed.

   <F2> Consists of shares of Common Stock owned by the Erik E.
        Bergstrom Living Trust U/A Dated 12/6/74, Federal United Corporation, Erik E. and Edith H. Bergstrom Foundation, Inc. and Sharon's Trust. Does not include the shares owned by Edith H. Bergstrom and the Edith H. Bergstrom Living Trust U/A Dated 12/6/74. Pursuant to Rule 13d-4, Erik E. Bergstrom hereby disclaims beneficial ownership of all shares owned by Edith H. Bergstrom, the Edith H. Bergstrom Living Trust U/A Dated 12/6/74, Erik E. and Edith H. Bergstrom Foundation, Inc. and Sharon's Trust.

   <F3> Consists of 4,800 shares of Common Stock owned by the Edith
        H. Bergstrom Living Trust U/A Dated 12/6/74.

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CUSIP No. 006212104              SCHEDULE 13G                Page 12 of 14


        Item 5.Ownership of Five Percent or Less of a Class.

                    Not applicable.

        Item 6.Ownership of More Than Five Percent on Behalf of
               Another Person.

                    Not applicable.

        Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                    Not applicable.

        Item 8.Identification and Classification of Members of the Group.

                    See Exhibit 1.

        Item 9.Notice of Dissolution of Group.

                    Not applicable.


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CUSIP No. 006212104              SCHEDULE 13G                Page 13 of 14


        Item 10.   Certifications.

                By signing below, each of the signatories certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


       /s/ Erik E. Bergrstom              Edith H. Bergstrom Living
       ______________________________     Trust U/A Dated 12/6/74
       Erik E. Bergstrom


       /s/ Edith H. Bergstrom             By:  /s/ Edith H. Bergstrom
        _____________________________           _____________________
       Edith H. Bergstrom                 Name: Edith H. Bergstrom
                                          Title: Trustee


       Erik E. and Edith H. Bergstrom     Federal United Corporation
       Foundation, Inc.


       By:  /s/ Erik E. Bergrstom         By:  /s/ Erik E. Bergrstom
            _________________________          _____________________
       Name: Erik E. Bergstrom            Name: Erik E. Bergstrom
       Title: President                   Title: President



       Erik E. Bergstrom Living Trust     Sharon's Trust
       U/A Dated 12/6/74


       By:  /s/ Erik E. Bergrstom         By:  /s/ Erik E. Bergrstom
            _________________________          _____________________
       Name: Erik E. Bergstrom            Name: Erik E. Bergstrom
       Title: Trustee                     Title: Trustee


Dated: January 27, 2000

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CUSIP No. 006212104              SCHEDULE 13G                Page 14 of 14

                   Exhibit 1 - Identity of Group Members

     Erik E. Bergstrom
     Erik E. Bergstrom Living Trust U/A Dated 12/6/74
     Edith H. Bergstrom
     Edith H. Bergstrom Living Trust U/A Dated 12/6/74
     Federal United Corporation
     Erik E. and Edith H. Bergstrom Foundation, Inc.
     Sharon's Trust